Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2016

Revenue was a record high of $690.2 million in 2Q16, an increase of 8.8%
QoQ from $634.3 million in 1Q16 and an increase of 26.3% YoY from $546.6 million in 2Q15.
Gross margin was 31.6% in 2Q16, compared to 24.2% in 1Q16 and 32.3% in 2Q15.
Profit from operations was $115.4 million in 2Q16, compared to $66.1 million in 1Q16 and $60.7 million in 2Q15.
Net profit for the period attributable to SMIC was $97.6 million in 2Q16, as compared to $61.4 million in 1Q16 and $76.7 million in 2Q15.

Set out below is a copy of the full text of the press release by the Company and its subsidiaries (the “Group”) on August 10, 2016, in relation to its unaudited results for the three months ended June 30, 2016.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China – August 10, 2016. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC,” the “Company,” or “our”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2016.

Third Quarter 2016 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below. The Company expects:

Revenue to increase by 8% to 11% quarter over quarter.
Gross margin to range from 28% to 30%.
Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters to range from $140 million to $145 million.
Non-controlling interests of our majority-owned subsidiaries to range from positive $4 million to positive $6 million (losses to be borne by non-controlling interests).

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director commented, “Q2 was another excellent quarter: with record-high revenue, gross profit, and operating profit, marking our 17th consecutive quarter of profitability. Revenue reached a historical high of $690.2 million, growing 26.3% YoY and 8.8% QoQ. Gross and operating profits hit all-time highs, growing 23.5% and 90.2% YoY and 41.7% and 74.5% QoQ, respectively. On a quarterly basis, our Q2 return on equity reached 10% and our utilization was 98%. In 2015, our EBITDA margin was around 35%; we now target EBITDA margin to increase for the full year of 2016 compared to 2015.

Wafer revenue from 40nm grew 92% YoY and 27% QoQ. Our revenue from China grew 28.7% YoY and 20.1% QoQ. There are 3 components to this large growth from China. 1) Chinese system houses are winning end-product market share, 2) Chinese fabless growth is robust, and 3) SMIC is increasing market share. With our technology readiness, being the preferred foundry partner in China, and strong China positioning, SMIC has effectively captured many opportunities.

We are guiding another strong quarter of growth in Q3. We target continued growth in Q4, contrary to seasonality, and another record year for 2016. Demand continues to be exceedingly strong. With this great demand and our recent acquisition of LFoundry, we now raise our annual revenue growth percentage target to mid-to-high 20’s this year.

All-in-all, we are doing our best to expand shareholder value, through profitable growth, cash generation, and careful funding selection. We are witnessing strength across the board, with robust growth, strong cash position, advantageous market positioning, enormous demand, and great opportunities. We are working hard to balance our profitability, growth, building shareholder value, and serving our customers for the benefit of all stakeholders.”

Conference Call / Webcast Announcement

Date: August 11, 2016
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-620-8038	(Pass code: SMIC)
Hong Kong	+852 3018-6771	(Pass code: SMIC)
Taiwan	+886 2-2650-7825	(Pass code: SMIC)
United States, New York	+1 845-675-0437	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/urm96zku.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “Third Quarter 2016 Guidance”, “CapEx Summary” and the statements contained in the quotes of our CEO are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the cyclical nature of the semiconductor industry, changes in demand for our products, competition in our markets, our reliance on a small number of customers, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets, general economic conditions and fluctuations in currency exchange rates.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its annual report on 20-F filed with the SEC on April 25, 2016, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP measures of operating results that are adjusted to exclude finance cost, depreciation and amortization, income tax expenses, the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes third quarter 2016 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. This earnings release includes EBITDA margin and non-GAAP operating expenses which consist of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. These non-GAAP financial measures are not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis because the effect of these adjustment items excluded for the purpose of non-GAAP operating expenses guidance are subject to some unpredictable conditions that cannot be estimated with reasonable certainty.

Summary of Second Quarter 2016 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q16	1Q16	QoQ	2Q15	YoY
Revenue	690,221	634,312	8.8%	546,615	26.3%
Cost of sales	(472,407)	(480,560)	-1.7%	(370,210)	27.6%

Gross profit	217,814	153,752	41.7%	176,405	23.5%
Operating expenses	(102,394)	(87,616)	16.9%	(115,728)	-11.5%

Profit from operations	115,420	66,136	74.5%	60,677	90.2%
Other income (expense), net	(20,632)	(13,636)	51.3%	11,943	—

Profit before tax	94,788	52,500	80.5%	72,620	30.5%
Income tax expense	(297)	(738)	-59.8%	(924)	-67.9%

Profit for the period	94,491	51,762	82.5%	71,696	31.8%
Other comprehensive income:
Exchange differences on translating foreign operations	(6,907)	(419)	1548.4%	397	—
Change in value of available-for-sale financial assets	(92)	(384)	-76.0%	(1,006)	-90.9%
Others	(4)	8	—	—	—

Total comprehensive income for the period	87,488	50,967	71.7%	71,087	23.1%

Profit for the period attributable to:
SMIC	97,643	61,418	59.0%	76,704	27.3%
Non-controlling interests	(3,152)	(9,656)	-67.4%	(5,008)	-37.1%

Profit for the period	94,491	51,762	82.5%	71,696	31.8%
Gross margin	31.6%	24.2%	—	32.3%	—
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.12	0.07		0.10
Diluted	0.11	0.07		0.10
Wafers shipped (in 8” equivalent wafers)	934,861	868,309	7.7%	731,730	27.8%
Capacity utilization(3)	97.9%	98.8%	—	102.1%	—

Note:

(1)	Based on weighted average ordinary shares of 42,178 million (basic) and 46,350 million (diluted) in 2Q16, 42,088 million (basic) and 46,348 million (diluted) in 1Q16, and 37,192 million (basic) and 41,572 million (diluted) in 2Q15.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Revenue increased by 8.8% QoQ from $634.3 million in 1Q16 to $690.2 million in 2Q16 mainly due to an increase in wafer shipments in 2Q16.
Cost of sales was $472.4 million in 2Q16, down 1.7% QoQ from $480.6 million in 1Q16.
Gross profit was $217.8 million in 2Q16, an increase of 41.7% QoQ from $153.8 million in 1Q16.
Gross margin was 31.6% in 2Q16, as compared to 24.2% in 1Q16. The increase in gross margin was primarily due to 1) an insurance compensation recognized in 2Q16 in respect of the losses incurred in 1Q16 due to the power supply suspension at our Beijing fabs (such power supply suspension caused a reduction in gross profit in 1Q16) and 2) an improvement of fab efficiency.
Operating expenses were $102.4 million in 2Q16, an increase of 16.9% QoQ from $87.6 million in 1Q16, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

Analysis of Revenue

Revenue Analysis
By Application	2Q16	1Q16	2Q15
Computer	4.3%	4.9%	4.5%
Communications	49.9%	51.8%	49.4%
Consumer	38.8%	35.4%	37.7%
Others	7.0%	7.9%	8.4%
By Service Type	2Q16	1Q16	2Q15

Wafers	95.8%	95.7%	95.4%
Mask making, testing, others	4.2%	4.3%	4.6%
By Geography	2Q16	1Q16	2Q15

North America	26.5%	29.4%	32.0%
China(1)	52.0%	47.2%	51.1%
Eurasia(2)	21.5%	23.4%	16.9%
Wafer Revenue Analysis

By Technology	2Q16	1Q16	2Q15

28 nm	0.6%	0.4%	—
40/45 nm	23.1%	19.7%	15.3%
55/65 nm	20.4%	21.6%	25.2%
90 nm	2.3%	3.3%	4.8%
0.11/0.13 µm	9.8%	10.1%	10.9%
0.15/0.18 µm	40.8%	41.5%	39.9%
0.25/0.35 µm	3.0%	3.4%	3.9%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China and Hong Kong

Capacity*

Fab / (Wafer Size)	2Q16	1Q16
Shanghai Mega Fab (8”)	106,000	101,000
Shanghai 12-inch Fab (12”)	45,000	34,875
Beijing Mega Fab (12”)	83,250	83,250
Tianjin Fab (8”)	45,000	42,000
Shenzhen Fab (8”)	26,000	19,000
Beijing Majority-Owned Fab (12”)	33,750	22,500

Total monthly wafer fabrication capacity	339,000	302,625

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes

Monthly capacity increased to 339,000 8-inch equivalent wafers in 2Q16 from 302,625 8-inch equivalent wafers in 1Q16, primarily because our majority-owned Beijing 12-inch fab, Shanghai 12-inch fab and Shenzhen 8-inch fab expanded their capacity in 2Q16.

Shipment and Utilization

8” equivalent wafers	2Q16	1Q16	QoQ	2Q15	YoY
Wafer shipments	934,861	868,309	7.7%	731,730	27.8%
Utilization rate(1)	97.9%	98.8%	—	102.1%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	2Q16	1Q16	QoQ	2Q15	YoY
Cost of sales	472,407	480,560	-1.7%	370,210	27.6%
Depreciation	127,989	121,588	5.3%	95,942	33.4%
Other manufacturing costs	342,962	357,727	-4.1%	272,552	25.8%
Share-based compensation	1,456	1,245	16.9%	1,716	-15.2%
Gross profit	217,814	153,752	41.7%	176,405	23.5%
Gross margin	31.6%	24.2%	—	32.3%	—

Cost of sales was $472.4 million in 2Q16, down 1.7% QoQ from $480.6 million in 1Q16.
Depreciation within the cost of sales increased by 5.3% to $128.0 million in 2Q16, compared to $121.6 million in 1Q16.
Other manufacturing costs within the cost of sales decreased by 4.1% to $343.0 million in 2Q16, compared to $357.7 million in 1Q16. The decrease was mainly as a result of 1) insurance compensation recognized in 2Q16 in respect of losses incurred in 1Q16 as a result of the power supply suspension at our Beijing fabs and 2) losses incurred as a result of the power supply suspension at our Beijing fabs in 1Q16.
Gross profit was $217.8 million in 2Q16, an increase of 41.7% QoQ from $153.8 million in 1Q16.
Gross margin was 31.6% in 2Q16, as compared to 24.2% in 1Q16. The increase in gross margin was primarily due to 1) an insurance compensation recognized in 2Q16 in respect of the losses incurred in 1Q16 due to the power supply suspension at our Beijing fabs (such power supply suspension caused a reduction in gross profit in 1Q16) and 2) an improvement of fab efficiency.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	2Q16	1Q16	QoQ	2Q15	YoY
Operating expenses	102,394	87,616	16.9%	115,728	-11.5%
Research and development, net	64,526	53,498	20.6%	55,202	16.9%
General and administrative	33,496	27,492	21.8%	52,051	-35.6%
Selling and marketing	8,228	9,710	-15.3%	9,159	-10.2%
Other operating income	(3,856)	(3,084)	25.0%	(684)	463.7%

R&D expenses increased by $11.0 million QoQ to $64.5 million in 2Q16, compared to $53.5 million in 1Q16. Excluding the funding of R&D contracts from the government, R&D expenses increased by $15.0 million QoQ to $76.5 million in 2Q16. The change was mainly due to higher number of R&D activities in 2Q16. Funding of R&D contracts from the government was $12.0 million in 2Q16, compared to $8.0 million in 1Q16.

General and administrative expenses increased to $33.5 million in 2Q16, up 21.8% QoQ from $27.5 million in 1Q16, mainly due to 1) salary increase for some employees in 2Q16 and 2) an increase in legal and consulting fee.

Other Income (expense), Net

Amounts in US$ thousands	2Q16	1Q16	QoQ	2Q15	YoY
Other income (expense), net	(20,632)	(13,636)	51.3%	11,943	—
Interest income	1,788	1,736	3.0%	956	87.0%
Finance costs	(5,991)	(6,557)	-8.6%	(2,416)	148.0%
Foreign exchange gains or losses	5,335	(5,182)	—	4,960	7.6%
Other gains or losses, net	(17,801)	1,894	—	8,592	—
Share of profit (loss) of investment using equity method	(3,963)	(5,527)	-28.3%	(149)	2559.7%

Foreign exchange gains were mainly due to a devaluation of RMB against USD. Foreign monetary assets mainly consist of cash and cash equivalent and accounts receivables in RMB. Foreign monetary liabilities mainly consist of loans, short-term and medium-term notes, accounts payables and other payables in RMB. The Group had net RMB denominated monetary liabilities as at June 30, 2016.

The change in other gains or losses, net was mainly due to 1) US$18.0 million loss from the fair value change in respect of the cross-currency swap agreements entered into in 2Q16 for the purpose of hedging against the foreign exchange risk relating to the RMB denominated liabilities including bank loans, short-term notes and medium-term notes and 2) US$3.7 million loss from the reversal of the earlier gain recognized in relating to the put option, which was granted by Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”), to the Group to sell the shares of Suzhou Changjiang Electric Xinke Investment Co., Ltd (“Changjiang Xinke”) to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of SMIC), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET).

The change in share of profit (loss) of investment using equity method was mainly due to the loss attributable to Changjiang Xinke. On April 27, 2016, SilTech Shanghai entered into a disposal agreement with JCET, pursuant to which SilTech Shanghai agreed to sell the shares of Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. This transaction has not closed as of the date of this earnings release and is waiting for the approval from China Securities Regulatory Commission.

Depreciation and Amortization

Amounts in US$ thousands	2Q16	1Q16	QoQ	2Q15	YoY
Depreciation and amortization	168,908	159,684	5.8%	124,911	35.2%

The increase in depreciation and amortization in 2Q16 was primarily due to an increase in the capacity of the majority-owned Beijing 12-inch fab, Shanghai 12-inch fab and Shenzhen 8-inch fab.

Liquidity

Amounts in US$ thousands	2Q16	1Q16
Cash and cash equivalent	1,586,671	1,034,955
Restricted cash	228,381	232,995
Other financial assets(1)	303,721	107,167
Trade and other receivables	657,406	581,994
Prepayment and prepaid operating expenses	51,493	79,320
Inventories	404,265	386,180
Assets classified as held-for-sale	57,333	69,854
Total current assets	3,289,270	2,492,465
Current tax liabilities	292	362
Other financial liabilities	422	87
Accrued liabilities	148,555	132,844
Deferred government funding	83,973	82,802
Convertible bonds	399,416	396,022
Short-term notes	90,465	—
Short-term Borrowings	91,375	125,520
Trade and other payables	1,097,743	1,252,283
Total current liabilities	1,912,241	1,989,920
Cash Ratio(2)	0.8x	0.5x
Quick Ratio(3)	1.5x	1.1x
Current Ratio(4)	1.7x	1.3x

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Cash and cash equivalent divided by total current liabilities.

(3)	Current assets excluding inventories divided by total current liabilities

(4)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	2Q16	1Q16
Cash and cash equivalent	1,586,671	1,034,955
Restricted cash	228,381	232,995
Other financial assets(1)	303,721	107,167
Short-term borrowings	91,375	125,520
Long-term borrowings	1,232,457	655,098
Short-term notes	90,465	—
Medium-term notes	223,996	—
Convertible bonds	399,416	396,022
Corporate bonds	494,048	493,623
Total debt	2,531,757	1,670,263
Net debt(2)	641,365	528,141
Equity	4,973,441	4,244,915
Total debt to equity ratio(3)	50.9%	39.3%
Net debt to equity ratio(4)	12.9%	12.4%

Note:

(1)	Other financial assets mainly contain financial products sold by bank and bank deposits over 3 months.

(2)	Net debt is total debt minus cash and cash equivalent, and other financial assets.

(3)	Total debt divided by equity.

(4)	Net debt divided by equity.

As of June 30, 2016, cash and cash equivalent was $1,586.7 million compared to $1,035.0 million as of March 31, 2016. The increase was mainly due to capital contribution from non-controlling shareholders of Semiconductor Manufacturing North (China) Corporation (our majority-owned subsidiary in Beijing) in 2Q16.
As of June 30, 2016, long-term borrowings were $1,232.5 million compared to $655.1 million as of March 31, 2016. The increase was mainly due to new borrowings in 2Q16.

Cash Flow

Amounts in US$ thousands	2Q16	1Q16
Net cash from operating activities	245,764	126,390
Net cash used in investing activities	(1,211,425)	(415,901)
Net cash from financing activities	1,521,195	323,374
Effect of exchange rate changes	(3,818)	(4,109)
Net change in cash and cash equivalent	551,716	29,754

Capex Summary

Capital expenditures for 2Q16 were $792.4 million.
The planned 2016 capital expenditures for foundry operations are approximately $2.5 billion, which are mainly for 1) the expansion of capacity in our majority-owned 12-inch fab in Beijing, 12-inch fab in
Shanghai, 8-inch fab in Shenzhen, and a new majority-owned 12-inch joint venture fab with bumping services in Jiangyin, 2) a new majority-owned joint venture company, which will focus on research and development on
14nm logic technology, and 3) research and development equipment, mask shops and intellectual property acquisition.
The planned 2016 capital expenditures for non-foundry operations are approximately $50 million, mainly for the construction of living quarters.

Recent Highlights and Announcements

Notification of Board Meeting (2016-07-25)
Closure of Register of Members (2016-07-25)
Notice of Extraordinary General Meeting (2016-07-25)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-07-25)
Circulars — Notification Letter for Registered Shareholders (2016-07-25)
Circulars — (1) Major Transaction and Continuing Connected Transactions in Relation to Framework Agreement and (2) Notice of Extraordinary General Meeting (2016-07-25)
Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 10 August 2016 (2016-07-25)
Continuing Connected Transactions — Supply of Goods and Services, Leasing of Assets, Transfer of Equipment and Provision of Technical Authorisation and Licensing (2016-07-15)
Overseas Regulatory Announcement (2016-07-12) Centralised Fund Management Agreement with Semiconductor Manufacturing North China (Beijing) Corporation (2016-07-08) Completion of the Issue of US$450,000,000 Zero Coupon Convertible Bonds Due 2022 (2016-07-08)

Discloseable Transaction Acquisition of 70% of the Corporate Capital of Lfoundry S.R.L. (2016-06-24)
Poll Results of Extraordinary General Meeting Held on 24 June 2016 (2016-06-24)
Poll Results of the Annual General Meeting Held on 24 June 2016 (2016-06-24)
Connected Transaction — Entering Into Partnership Agreement for the Establishment of A Fund (2016-06-24)
SMIC Commences Successful Mass Production of Qualcomm(R) Snapdragon(TM) 425 Processor in Beijing (2016-06-22)
(1) Proposed Issue of US$450 Million Zero Coupon Convertible Bonds Due 2022 (2) Pre-emptive Rights of Datang, Country Hill and China IC Fund (2016-06-08)
SMIC and Synopsys Deliver 28-nm HKMG Low-Power Reference Flow (2016-06-08)
Further Delay in Despatch of Circular (2016-06-07)
Closure of Register of Members (2016-06-06)
Notice of Extraordinary General Meeting (2016-06-06)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-06-06)
Circulars — Notification Letter for Registered Shareholders (2016-06-06)
Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 24 June 2016 (2016-06-06)
Circulars — (1) Continuing Connected Transactions in Relation to Centralised Fund Management Agreement and (2) Discloseable Transaction and Connected Transaction in Relation to Proposed Capital Contribution and Deemed Disposal of Equity Interest in A Joint Venture in Beijing, the PRC and (3) Non-exempt Connected Transactions — Proposed Grant of Restricted Share Units to Directors and Chief Executive Officer and (4) Notice of Extraordinary General Meeting (2016-06-06)

SMIC Announces its Fourth Donation of 2.55 Million Yuan for “Liver Transplant Program for Children” (2016-05-30)
(1) Grant of Share Options and (2) Non-exempt Connected Transactions — Proposed Grant of Restricted Share Units to Directors and Chief Executive Officer (2016-05-27)
Grant of Options (2016-05-26)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-05-23)
Circulars — Notification Letter for Registered Shareholders (2016-05-23)
Announcements and Notices — Notice of Annual General Meeting (2016-05-23)
Proxy Forms — Form of Proxy for Use at the Annual General Meeting to be Held on 24 June 2016 (2016-05-23)
Circulars — Proposals for Re-election of Directors, General Mandates to Issue and Repurchase Shares and Notice of Annual General Meeting (2016-05-23)
SMIC, UC-Riverside and SHRIME/PKU launch the Joint Center for ESD Protection Design ( 2016-05-18)
SMIC Reports Unaudited Results for the Three Months Ended March 31, 2016 (2016-05-12)
Discloseable Transaction and Connected Transaction Proposed Capital Contribution and Deemed Disposal of Equity Interest in A Joint Venture in Beijing, The PRC (2016-05-10)
Delay in Despatch of Circular (2016-05-03)
Notification of Board Meeting (2016-04-28)

Discloseable Transaction and Connected Transaction in Relation to (1) Disposal of 19.61%
Equity Interest in Holdco A by Siltech Shanghai to JCET and Issue of A Shares to Siltech
Shanghai by JCET and (2) Private Placement of A Shares to Siltech Shanghai by JCET Resumption
of Trading (2016-04-28)

Trading Halt (2016-04-28)
Circulars — Notification Letter and Request Form for Non-registered Shareholders (2016-04-25)
Circulars — Notification Letter for Registered Shareholders (2016-04-25)
Circulars — Notification Letter and Change Request Form to Registered Shareholders (2016-04-25)
Circulars — Letter and Reply Form to New Registered Shareholders — Election of Means of Receipt and Language of Corporate Communication (2016-04-25)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	June 30, 2016	March 31, 2016
	(Unaudited)	(Unaudited)
Revenue	690,221	634,312
Cost of sales	(472,407)	(480,560)

Gross profit	217,814	153,752

Research and development expenses, net	(64,526)	(53,498)
General and administration expenses	(33,496)	(27,492)
Sales and marketing expenses	(8,228)	(9,710)
Other operating income (expense), net	3,856	3,084
Operating expenses	(102,394)	(87,616)
Profit from operation	115,420	66,136
Other income, net	(20,632)	(13,636)
Profit before tax	94,788	52,500
Income tax expense	(297)	(738)

Profit for the period	94,491	51,762

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(6,907)	(419)
Change in value of available-for-sale financial assets	(92)	(384)
Others	(4)	8
Total comprehensive income for the period	87,488	50,967

Profit for the period attributable to:
Owners of the Company	97,643	61,418
Non-controlling interests	(3,152)	(9,656)

	94,491	51,762

Total comprehensive income for the period attributable to:
Owners of the Company	90,640	60,627
Non-controlling interests	(3,152)	(9,660)

	87,488	50,967

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.12	0.07
Diluted	0.11	0.07
Shares used in calculating basic earnings per share	42,178,115,201	42,088,297,939
Shares used in calculating diluted earnings per share	46,350,183,330	46,348,491,927

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures
Non-GAAP operating expenses(1)	(113,411)	(92,209)

EBITDA margin(2)	39.1%	34.5%

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Group also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2016	March 31, 2016	June 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(102,394)	(87,616)	(115,728)
Employee bonus accrual	5,769	5,420	16,035
Government funding	(13,550)	(9,383)	(11,208)
Gain from the disposal of living quarters	(3,236)	(630)	—

Non-GAAP operating expenses	(113,411)	(92,209)	(110,901)

(2)	EBITDA margin is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax expense divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	June 30, 2016	March 31, 2016	June 30, 2015
	(Unaudited)	(Unaudited)	(Unaudited)
Profit for the period	94,491	51,762	71,696
Finance costs	5,991	6,557	2,416
Depreciation and amortization	168,908	159,684	124,911
Income tax expense	297	738	924

EBITDA	269,687	218,741	199,947

EBITDA margin	39.1%	34.5%	36.6%

As of
	June 30, 2016	March 31, 2016
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	5,120,105	4,503,467
Land use right	90,681	90,455
Intangible assets	218,254	216,127
Investments in associates	228,580	172,566
Investments in joint ventures	19,685	20,154
Deferred tax assets	45,432	45,143
Derivative financial instrument	24,551	28,273
Other assets	31,723	31,433

Total non-current assets	5,779,011	5,107,618

Current assets
Inventories	404,265	386,180
Prepayment and prepaid operating expenses	51,493	79,320
Trade and other receivables	657,406	581,994
Other financial assets	303,721	107,167
Restricted cash	228,381	232,995
Cash and cash equivalent	1,586,671	1,034,955

	3,231,937	2,422,611
Assets classified as held-for-sale	57,333	69,854

Total current assets	3,289,270	2,492,465

TOTAL ASSETS	9,068,281	7,600,083

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 500,000,000 shares authorized, 42,190,317,456 and 42,155,386,242 shares issued and outstanding at June 30, 2016 and March 31, 2016, respectively	16,876	16,862
Share premium	4,914,385	4,911,859
Reserves	86,908	91,461
Accumulated deficit	(1,128,418)	(1,226,061)

Equity attributable to owners of the Company	3,889,751	3,794,121
Non-controlling interests	1,083,690	450,794

Total equity	4,973,441	4,244,915

Non-current liabilities
Borrowings	1,232,457	655,098
Bonds payable	494,048	493,623
Medium-term notes	223,996	—
Deferred tax liabilities	8,126	7,616
Deferred government funding	164,861	166,414
Other financial liabilities	17,747	759
Other liabilities	41,364	41,738
Total non-current liabilities	2,182,599	1,365,248

Current liabilities
Trade and other payables	1,097,743	1,252,283
Borrowings	91,375	125,520
Short-term notes	90,465	—
Convertible bonds	399,416	396,022
Deferred government funding	83,973	82,802
Accrued liabilities	148,555	132,844
Other financial liabilities	422	87
Current tax liabilities	292	362
Total current liabilities	1,912,241	1,989,920

Total liabilities	4,094,840	3,355,168

TOTAL EQUITY AND LIABILITIES	9,068,281	7,600,083

	For the three months ended
	June 30, 2016	March 31, 2016
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	94,491	51,762
Depreciation and amortization	168,908	159,684
Share of loss of investment using equity method	3,963	5,702
Changes in working capital and others	(21,598)	(90,758)

Net cash from operating activities	245,764	126,390

Cash flow from investing activities:
Payments for property, plant and equipment	(933,138)	(578,185)
Payments for intangible assets	(15,843)	(21,169)
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	2,422	2,676
Changes in restricted cash relating to investing activities	341	(629)
Payments to acquire financial assets	(348,960)	(29,558)
Proceeds on sale of financial assets	151,794	207,881
Proceeds from disposal of available for sale investment	—	3,083
Payment to acquire long-term investment	(64,650)	—
Payment for business combination	(3,391)	—
Net cash used in investing activities	(1,211,425)	(415,901)

Cash flow from financing activities:
Proceeds from borrowings	642,135	383,909
Repayment of borrowings	(73,898)	(60,872)
Proceeds from issuance of short-term and medium-term notes	316,627	—
Proceeds from exercise of employee stock options	331	337
Proceeds from non-controlling interest – capital contribution	636,000	—
Net cash from financing activities	1,521,195	323,374

Effects of exchange rate changes on the balance of cash held in foreign currencies	(3,818)	(4,109)

Net increase in cash and cash equivalent	551,716	29,754
Cash and cash equivalent, beginning of period	1,034,955	1,005,201
Cash and cash equivalent, end of period	1,586,671	1,034,955

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhou Zixue (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie
Ren Kai
Lu Jun

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
August 10, 2016

• For identification purposes only